November 1, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	1895 Bancorp of Wisconsin, Inc.

Registration Statement on Form S-1 (Registration Number 333-227223)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join 1895 Bancorp of Wisconsin, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 10:00 a.m. on November 6, 2018, or as soon thereafter as may be practicable.

Very Truly Yours,

KEEFE, BRUYETTE & WOODS, INC.

/s/ James T. Crotty
Name: James T. Crotty
Title: Director

Keefe, Bruyette & Woods • 70 West Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • 800.929.6113 • Fax 312.423. 8232 • www.kbw.com